Knockaway, Inc.

Consolidated Financial Statements
as of and for the Years Ended December 31, 2023 and 2022
and Independent Auditor's Report

Knockaway, Inc.
Table of Contents

Years ended December 31, 2023 and 2022

MOSSADAMS

Report of Independent Auditors

The Board of Directors and Stockholders
Knockaway, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of Knockaway, Inc, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, preferred stock and stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Knockaway, Inc. as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Knockaway, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that Knockaway, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Knockaway, Inc. has incurred recurring losses from operations, has an accumulated deficit, and has stated that substantial doubt exists about Knockaway, Inc.'s ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Knockaway, Inc.'s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Knockaway, Inc, 's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Knockaway, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Moss Adams LLP

San Francisco, California
May 1, 2024

Knockaway, Inc.

Consolidated balance sheets

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 6,871,036	$ 7,755,525
Restricted cash	1,563,852	3,793,342
Mortgage loans held for sale, at fair value	931,829	6,076,614
Bridge loans receivable, net	20,837,410	25,086,222
Other receivables	144,784	4,212,005
Real estate inventory, net	—	546,754
Prepaid expenses and other current assets	818,175	1,248,410
Total current assets	31,167,086	48,718,872
Property and equipment, net	—	2,250,818
Intangible assets, net	136,554	152,161
Total assets	$ 31,303,640	$ 51,121,851
Liabilities, preferred stock and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 607,737	$ 776,926
Accrued expenses	1,598,853	2,448,263
Mortgage loan debt facilities	403,887	5,804,920
Bridge loan debt facilities	21,188,032	8,780,592
Property loans	—	458,300
Debt, current portion	—	2,829,217
Other current liabilities	657,763	5,998
Total current liabilities	24,456,272	21,104,216
Bridge loan debt facility, net	—	14,696,142
Debt, net of current portion	23,558,363	18,088,819
Other liabilities	103,988	415,954
Total liabilities	$ 48,118,623	$ 54,305,131
Commitments and contingencies (Note 7)		

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.

Consolidated balance sheets (continued)

	December 31, 2023	December 31, 2022
Preferred stock:		
Series AA, $0.0001 par value, net of $499,007 of issuance costs	$ 8,237,506	$ —
Series AA-1, $0.0001 par value	1,588,457	—
Series Y, $0.0001 par value, convertible	—	27,904,363
Series X-1, $0.0001 par value, convertible	—	1,271,573
Series X-2, $0.0001 par value	—	38,147,189
Total preferred stock	9,825,963	67,323,125
Stockholders' deficit:		
Common stock, $0.0001 par value	214	1,414
Additional paid-in capital	143,399,388	74,758,677
Accumulated deficit	(170,040,548)	(145,266,496)
Total stockholders' deficit	(26,640,946)	(70,506,405)
Total liabilities, preferred stock and stockholders' deficit	$ 31,303,640	$ 51,121,851

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.

Consolidated statements of operations

	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue	$ 9,271,490	$ 15,104,951
Cost of revenue	4,499,141	5,342,771
Gross profit	4,772,349	9,762,180
Operating expenses:		
Sales and marketing	2,459,269	7,351,148
Technology and development	7,134,617	11,531,714
Operations	3,834,626	8,151,040
General and administrative	7,700,062	11,345,618
Total operating expenses	21,128,574	38,379,520
Loss from operations	(16,356,225)	(28,617,340)
Warrants fair value adjustment, net	—	544,201
Interest expense, net	(5,299,485)	(6,537,521)
Loss on extinguishment of debt	(3,316,524)	—
Other income	221,372	4,172,921
Loss before income taxes	(24,750,862)	(30,437,739)
Income tax benefit (expense)	(23,190)	4,470
Net loss	$ (24,774,052)	$ (30,433,269)

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.

Consolidated statements of preferred stock and stockholders' deficit

For the years ended December 31, 2023 and 2022

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Deficit
	Shares [(1)]	Amount	Shares [(1)]	Amount			
Balance, December 31, 2021	124,070	$ 61,556,919	71,691	$ 717	$ 8,640,443	$ (114,833,227)	$ (106,192,067)
Issuance of Series Y preferred stock, net of $689,018 of costs	1,731,547	27,904,363	—	—	—	—	—
Conversion of convertible note to Series C-1 preferred stock	42,399	40,705,416	—	—	—	—	—
Conversion of prior Series A to C-1 preferred stock to X-1	(166,469)	(102,262,335)	—	—	—	—	—
Issuance of Series X-1 preferred stock	166,469	64,115,147	—	—	—	—	—
Conversion of Series X-1 preferred stock to common stock	(102,301)	(62,843,574)	102,301	102	62,843,472	—	62,843,574
Issuance of Series X-2 preferred stock	4,729,058	38,147,189	—	—	—	—	—
Issuance of common stock upon exercise of stock options[(2)]	—	—	623,353	624	40,258	—	40,882
Repurchase of shares of early exercised unvested common stock[(2)]	—	—	(29,430)	(29)	—	—	(29)
Stock-based compensation	—	—	—	—	3,234,504	—	3,234,504
Net loss	—	—	—	—	—	(30,433,269)	(30,433,269)
Balance, December 31, 2022	6,524,773	$ 67,323,125	767,915	$ 1,414	$ 74,758,677	$ (145,266,496)	$ (70,506,405)
Issuance of Series AA, net of $499,007 of costs	169,539,519	8,237,506	—	—	—	—	—
Issuance of Series AA-1	333,718,956	1,588,457	—	—	—	—	—
Conversion of Series Y preferred stock to common stock	(1,731,547)	(27,904,363)	1,731,547	173	27,904,190	—	27,904,363
Conversion of Series X-1 preferred stock to common stock	(64,168)	(1,271,573)	64,168	6	1,271,567	—	1,271,573
Elimination of Series X-2 preferred stock	(4,729,058)	(38,147,189)	—	—	38,147,189	—	38,147,189
Issuance of common stock upon exercise of stock options	—	—	10,375	1	11,652	—	11,653
Repurchase of shares of early exercised unvested common stock[(2)]	—	—	(432,268)	(43)	43	—	—
Payments made on promissory notes for common stock[(2)]	—	—	—	—	20,972	—	20,972
Adjustment to par value for previously outstanding common stock[(1)]	—	—	—	(1,337)	1,337	—	—
Stock-based compensation	—	—	—	—	1,283,761	—	1,283,761
Net loss	—	—	—	—	—	(24,774,052)	(24,774,052)
Balance, December 31, 2023	503,258,475	$ 9,825,963	2,141,737	$ 214	$ 143,399,388	$ (170,040,548)	$ (26,640,946)

(1) Shares as of and for the year ended December 31, 2022 and 2021 reflect the Company's 10:1 reverse stock split that occurred during each of the years ended December 31, 2023 and 2022. Refer to Note 6 for further information.

(2) The Company issued certain shares to employees in exchange for partial recourse promissory notes receivable. The repurchased share count also includes amounts whereby the Company repurchased certain unvested shares issued to these same employees due to their termination or loan termination through a reduction in the amounts owed to the Company. Refer to Note 6 for further information.

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.

Consolidated statements of cash flows

	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating activities:		
Net loss	$ (24,774,052)	$ (30,433,269)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,470,725	2,956,763
Stock-based compensation	1,283,761	3,193,518
Amortization of debt issuance costs and discounts	397,579	266,475
Mortgage loans held for sale fair value adjustment, net	62,813	390,505
Derivative instruments fair value adjustment, net	109,273	274,689
Credits provided on bridge loan receivables	1,255,531	29,647
Warrants fair value adjustment	—	(544,201)
Loss on extinguishment of debt	3,316,524	—
Other income	40,000	(4,173,066)
Changes in operating assets and liabilities:		
Accounts receivable	—	661,138
Origination of mortgage loans held for sale	(108,487,568)	(370,085,558)
Proceeds from sale of mortgage loans originated as held for sale	113,569,539	390,135,796
Origination of bridge loans	(66,728,741)	(92,087,700)
Repayments from bridge loans	69,722,022	83,304,976
Other receivables	4,067,221	(38,939)
Real estate inventory, net	546,754	(103,504)
Prepaid expenses and other current assets	397,697	417,580
Accounts payable and accrued expenses	(866,182)	(1,335,249)
Other current liabilities	652,616	(10,876)
Other liabilities	(311,966)	(233,974)
Net cash used in operating activities	(3,276,454)	(17,415,249)
Investing activities		
Capitalized internal-use software development costs	(204,300)	(645,437)
Net cash used in investing activities	(204,300)	(645,437)
Financing activities		
Proceeds from debt	—	2,000,000
Payments on debt	(849,455)	(972,222)
Borrowings on property loans	1,273,900	458,300
Repayments on property loans	(1,732,200)	(352,000)
Borrowings on warehouse lines of credit	170,035,254	374,771,588
Repayments on warehouse lines of credit	(164,771,237)	(386,250,115)
Borrowings on bridge loan financing facilities	1,742,391	—
Repayments on bridge loan financing facilities	(15,000,000)	(6,052,945)
Issuance cost of debt	(267,370)	(107,030)
Proceeds from issuance of preferred stock	10,246,025	26,547,835
Issuance costs of preferred stock	(343,158)	(651,801)
Proceeds from exercise of stock options and warrants	32,625	35,344
Net cash provided by financing activities	366,775	9,426,954

Knockaway, Inc.

Consolidated statements of cash flows

	For the year ended December 31, 2023		For the year ended December 31, 2022	
Net decrease in cash, cash equivalents and restricted cash	$	(3,113,979)	$	(8,633,732)
Cash, cash equivalents and restricted cash at beginning of period		11,548,867		20,182,599
Cash, cash equivalents and restricted cash at end of period	$	8,434,888	$	11,548,867
Cash, cash equivalents and restricted cash:				
Cash and cash equivalents		6,871,036		7,755,525
Restricted cash		1,563,852		3,793,342
Total	$	8,434,888	$	11,548,867
Supplemental cash flow information:				
Cash paid for interest	$	4,854,216	$	6,114,290
Cash paid for income taxes	$	13,649	$	6,955
Noncash debt issuance costs in accounts payable and accrued expenses	$	42,707	$	33,214
Noncash equity offering costs in accounts payable and accrued expenses	$	80,849	$	—
Noncash accrued interest converted to noncurrent debt	$	239,540	$	—
Noncash equity offering costs converted to Series AA	$	78,945	$	—
Noncash issuance of Series AA-1	$	1,588,457	$	—
Noncash conversion of Series X-1, X-2, and Y to common stock	$	67,323,125	$	—
Noncash loans issued to employees for exercise of common stock options	$	—	$	1,345,334
Noncash loans forgiven or reduced for employees for repurchase of unvested shares	$	(1,288,122)	$	(64,746)
Noncash conversion of convertible note to Series C-1	$	—	$	40,705,416
Noncash conversion of Series A, B, C to X-1 and X-2	$	—	$	102,262,335
Noncash debt converted to Series Y	$	—	$	2,008,329
Noncash equity offering costs converted to Series Y	$	—	$	37,217
Noncash conversion of Series X-1 to common stock	$	—	$	62,843,574

See accompanying notes to the consolidated financial statements.

Knockaway, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Knockaway, Inc. (the "Company", "we,", and "our") was incorporated under the laws of the State of Delaware on August 3, 2015. As of December 31, 2022, Knockaway, Inc. operates in a number of major metropolitan markets across the United States and together with its wholly owned subsidiaries is a leader in the "buy before you sell" marketplace for residential real estate.

The Company offers a technology platform for consumers, agents and loan officers and unique pre-funding solutions that enable customers to buy their new home before selling their current home. Knock Lending, LLC operates as a licensed lending entity in the U.S. (NMLS 1958445) and provides customers with the Company's loan products. This primarily consists of the Company's bridge loan on the customer's existing home. During the year ended December 31, 2023, the Company opened its platform to all lenders so that a customer may use any lender to obtain a mortgage to purchase their new home while Knock is able to focus on its bridge loan product secured by the customer's current home. Knock Lending LLC is also the sole member of Knock Property 1 LLC, which issues a purchase offer contract on the customer's current home as part of its bridge loan product in the limited cases the customer would require that Knock Property 1 LLC purchase their home at the end of the bridge loan term. During the year ended December 31, 2023, Knock Lending LLC, as sole member, formed Knock Trinity Holdings LLC as the borrower to a new bridge loan debt facility. During the year ended December 31, 2023, Knock Lending LLC, as administrator, dissolved the Knock Bridge Trust entity. This entity was no longer necessary due to the termination of the Company's prior bridge loan debt facility for which Knock Bridge Trust was the borrower.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Knockaway, Inc. and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Noncontrolling interests in the results and equity of subsidiaries not wholly owned are shown separately in the consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management estimates include the fair value of share-based awards, the capitalization and estimated useful life of internal-use software development costs, useful life of assets, fair value of warrants, fair value of financial instruments, fair value of mortgage loans held for sale, net realizable value of real estate inventory, valuation of deferred tax assets, impairment of assets and provision for doubtful accounts. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates.

Liquidity and going concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended December 31, 2023 and 2022, the Company incurred net losses of $24,774,052 and $30,433,269, respectively and net cash used in operating activities of $3,276,454 and $17,415,249, respectively. As of December 31, 2023 and 2022, the Company had an accumulated deficit of $170,040,548 and $145,266,496, respectively. As of December 31, 2023 and 2022, the Company had $0 and $2,829,217, respectively, of non-funding facility debt due within one year of the balance sheet date (see Note 5). The Company expects to continue to generate operating losses as it expands its sales channels and market presence.

As of the date these financial statements are available to be issued, the Company is currently seeking to raise additional private equity financing along with the temporary deferral of its term loan interest payments. The Company may not be able to obtain financing on acceptable terms, if at all, or defer any loan interest payments. The terms of any financing may adversely affect the holdings or the rights of the Company's shareholders. Although management continues to pursue

these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. As the ability of the Company to raise additional equity financing or defer loan interest payments is outside of management's control, we cannot conclude that these plans will be effectively implemented within twelve months from the date the financial statements are available to be issued. As such, management has concluded the aforementioned conditions raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, trade accounts and loans receivable. The Company invests its excess cash in low-risk, highly liquid money market funds. The Company monitors for uncollectible accounts or loans on an ongoing basis. The Company originates mortgage loans for individual customers secured by the customer's residential real estate property. For loans originated for customers to buy their new home the Company does not service these loans and typically sells within one month to secondary market investors. For bridge loans originated for customers on their current home the Company has a lien on the home and collects the payoff of the loan once the home is sold, which is typically within six months. Therefore, due to the short-term nature of the Company's loan there is not significant credit risk from individual loans. Further, there were no customers that individually exceeded 10% of the Company's revenue or loans receivable as of or for the years ended December 31, 2023 or 2022.

Cash and cash equivalents

Cash includes demand deposits with financial institutions and cash items in transit. Cash equivalents include only investments with initial maturities of three months or less that are highly liquid and readily convertible to known amounts of cash. The Company maintains portions of its cash in bank deposit accounts, which, at times, may exceed federally insured limits and are thus potentially subject to concentrations of credit risk. The Company has not experienced any losses but is potentially exposed to credit risk in the event of default by the financial institutions holding its cash in excess of federally insured limits. If we are unable to access our cash as needed, our financial position and ability to operate our business could be adversely affected.

Restricted cash

Restricted cash represents cash restricted for a particular purpose, and related to the following items as of December 31:

	2023	2022
Unused bridge loan facility funds	$ 780,990	$ 997,180
Bridge loan facility reserves	600,000	1,781,639
Bridge loans paid off and due to loan facility	180,796	600,000
Surety bond collateral	—	382,500
Escrow deposits	2,066	32,023
Total restricted cash	$ 1,563,852	$ 3,793,342

Fair value of financial instruments

The Company determines the fair value of financial instruments when required. The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of those instruments. Additional information regarding fair value measurements is provided in Note 3.

Bridge loans receivable

The Company is a mortgage lender that originates residential mortgage loans. The Company's primary product is a bridge loan secured by a lien on the customer's existing home that helps a customer to buy a new home before they sell their existing home. During the year ended December 31, 2022 and in prior periods, the Company would originate both the bridge loan on the existing home, and, if needed, a mortgage loan on the new home. During the year ended December 31,

2023, the Company began to allow customers to use any lender to originate the mortgage loan on the new home while the Company focused on its bridge loan product. The primary purpose of the bridge loan is to provide the customer down payment and closing costs assistance for the purchase of their new home. Customers may also use the bridge loan funds for costs related to their existing home including repairs and updates and up to six months of mortgage payments. Other uses of bridge loan funds include payments of other outstanding debts, moving expenses, cash out, bridge loan closing costs, and fees charged by the Company for loan origination and its services over the term of contract.

The bridge loan has a term of six months and is repaid to the Company upon the sale of the customer's existing home. Therefore, bridge loans receivable represent the principal value of outstanding loans the Company has provided to customers who have not sold their existing home. The Company does not charge any interest on the principal amount of the bridge loan. As the Company typically only extends bridge financing for a period of six months or less, and only for a portion of the anticipated equity in the customer's existing home secured by a lien, the Company expects nearly all receivable amounts to be fully collectible through funds distributed from escrow upon the sale of the existing home and thus there is no material amount of loan loss reserves. As of and for the years ended December 31, 2023 and 2022, the Company had reserved $79,720 and $0, respectively, related to potentially uncollectable loans. The reserved amount as of December 31, 2023, was due to a customer bankruptcy, and the Company currently expects to receive additional payments on the balance.

As part of the bridge loan offering, the Company enters into a contract with the customer to purchase their existing home at a discounted rate to the estimated fair market value of the existing home at the time of the bridge loan origination. This non-contingent offer allows the customer to exclude their existing mortgage debt in situations where the customer is being underwritten for a mortgage on their new home. In exchange for entering into this contract, the Company charges a fee based on the estimated list price of the customer's existing home at loan origination. During the year ended December 31, 2023, as the Company began to focus only on bridge loans and no longer originating the mortgage for the customer's new home, the Company began to calculate this fee based on the customer's existing home value. In prior periods, this fee was solely based on the purchase price of the customer's new home.

In the limited circumstances the Company would have to purchase the customer's home, the purchase of the home would result in full repayment of the bridge loan to the Company. In certain cases where the Company may have to purchase the customer's home, the Company may offer a reduction in the amount of the bridge loan owed by the customer to avoid the further costs of purchasing and selling the home. Once offered, these are recorded as reductions in the bridge loan receivable balance until the bridge loan is repaid. For the years ended December 31, 2023 and 2022 the Company recorded $1,255,531 and $29,647, respectively, in credits on outstanding bridge loans receivable to general and administrative expense on the consolidated statements of operations. As of December 31, 2023 and 2022, the Company had $5,000 and $29,647, respectively, as reductions in the outstanding bridge loan receivable balance for credits offered.

Revenue recognition

The Company recognizes revenue when it satisfies its performance obligations by transferring control of the promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

For the Company's bridge loan product, the Company recognizes revenue at the time of the origination of the bridge loan, which coincides with the customer's purchase of their new home based on a percentage of the estimated list price of the customer's existing home, or previously based on the purchase price of the customer's new home, along with other processing and underwriting fees. The Company services the bridge loan until repaid by the customer upon sale of the customer's original home, but does not charge or recognize any servicing or interest related revenue for loans that are repaid prior to the standard six month maturity date. The Company may recognize late fees and default interest charges when incurred if a customer's loan is repaid past maturity. The Company does not sell its bridge loans in the secondary market and the loans receivable are settled once repaid by the customer.

For other mortgage loan originations on the customer's new home, the Company recognizes revenue related to mortgage origination activities including processing and underwriting fees and points revenue upon the completion of the Company's performance obligation upon the close of escrow on the purchase of the customer's new home. The Company also recognizes revenue related to the sale of mortgage loans in the secondary market when control over the loans has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been legally isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and provides no more than a trivial benefit to the Company, and

(3) the Company does not maintain effective control over the transferred assets. Mortgage related fair value adjustments are recognized in revenue and represent the change in fair value of interest rate lock commitments, loans held for sale, and forward loan commitments related to loans held for sale. The Company does not service the mortgage loans it originates other than as may occasionally be required by the timing between origination and sale of the loan.

As revenue is recognized at a point in time, generally upon property closings, and no funds are received in advance of services, the Company does not have any variable consideration, deferred revenue, unsatisfied remaining performance obligations or deferred costs to obtain a contract. Payments are generally received upon property closings through escrow accounts.

Real estate purchases and sales

As discussed in the bridge loan receivable section above, in limited circumstances the Company may be required to purchase a customer's home at a discount if it has not sold within the six-month bridge loan term, which the Company will then turn around and sell in the real estate market. The Company will typically obtain a short-term interest only loan to purchase the home as it seeks to sell the home as soon as possible after purchase. The cost of the home and any other costs incurred in the purchase and holding of the property are accumulated in the Real estate inventory account on the consolidated balance sheet. Real estate inventory is carried at the lower of cost or net realizable value. Real estate inventory is reviewed for impairment each reporting period as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount or basis is not expected to be recovered, a real estate inventory valuation adjustment is recorded to cost of revenue and the related assets are adjusted to their net realizable value. When the home is sold by the Company the gross sales price is recorded in revenue and the gross value of the real estate inventory asset and any other costs incurred to sell the property are recorded in cost of revenue that results in significantly higher per transaction amounts compared to the Company's lending operations. During the years ended December 31, 2023 and 2022, the Company sold five properties and one property, respectively. As of December 31, 2023, there were no outstanding properties owned by the Company. As of December 31, 2022, there was one outstanding property that had an adjustment down to net realizable value for $75,604. Below is a summary of the Company's consolidated statement of operations highlighting the direct effects of the purchase and sale of homes for the years ended December 31, 2023 and 2022:

	As presented 2023	Real estate purchase and sales 2023	As presented, excluding real estate purchases and sales 2023
Revenue	$ 9,271,490	$ 2,348,500	$ 6,922,990
Cost of revenue	4,499,141	2,631,013	1,868,128
Gross profit	4,772,349	(282,513)	5,054,862
Operating expenses:			
Sales and marketing	2,459,269	—	2,459,269
Technology and development	7,134,617	—	7,134,617
Operations	3,834,626	—	3,834,626
General and administrative	7,700,062	—	7,700,062
Total operating expenses	21,128,574	—	21,128,574
Loss from operations	(16,356,225)	(282,513)	(16,073,712)
Interest expense, net	(5,299,485)	(25,645)	(5,273,840)
Loss on extinguishment of debt	(3,316,524)	—	(3,316,524)
Other income	221,372	—	221,372
Loss before income taxes	(24,750,862)	(308,158)	(24,442,704)
Income tax expense	(23,190)	—	(23,190)
Net loss	$ (24,774,052)	$ (308,158)	$ (24,465,894)

	As presented 2022	Real estate purchase and sales 2022	As presented, excluding real estate purchases and sales 2022
Revenue	$ 15,104,951	$ 417,500	$ 14,687,451
Cost of revenue	5,342,771	526,509	4,816,262
Gross profit	9,762,180	(109,009)	9,871,189
Operating expenses:			
Sales and marketing	7,351,148	—	7,351,148
Technology and development	11,531,714	—	11,531,714
Operations	8,151,040	—	8,151,040
General and administrative	11,345,618	—	11,345,618
Total operating expenses	38,379,520	—	38,379,520
Loss from operations	(28,617,340)	(109,009)	(28,508,331)
Warrants fair value adjustment, net	544,201		544,201
Interest expense, net	(6,537,521)	(6,369)	(6,531,152)
Other income	4,172,921	—	4,172,921
Loss before income taxes	(30,437,739)	(115,378)	(30,322,361)
Income tax benefit	4,470	—	4,470
Net loss	$ (30,433,269)	$ (115,378)	$ (30,317,891)

Mortgage loans held for sale

Mortgage loans held for sale ("MLHFS") include residential mortgages originated for sale in the secondary market. This does not include the Company's bridge loan receivables. The Company has elected the fair value option to report mortgage loans held for sale initially at fair value based on either sale commitments or current market quotes and as

adjusted for subsequent changes in fair value until the loans are sold with changes in fair value recognized within revenue. Substantially all of the mortgage loans originated are sold within a short period of time to investors in the secondary mortgage market on a servicing released, nonrecourse basis. However, we remain liable for certain limited representations and warranties related to loan sales, such as non-compliance with defined loan origination or documentation standards, including misstatement in the loan documents, early payoff or default on early payments. Mortgage investors could seek to have us buy back loans or compensate them for losses incurred on mortgages we have sold based on claims that we breached our limited representations and warranties.

Loan commitments and related derivatives

For mortgage loans for a customer to purchase their new home, the Company enters into interest rate lock commitments ("IRLCs") which are extended to borrowers who have applied for loan funding and meet defined credit and underwriting criteria in the Company's mortgage origination business. IRLCs are a commitment that binds the Company, subject to loan underwriting and approval processes, to fund the loan at a specified interest rate, regardless of fluctuations in the market interest rates between commitment date and funding date. The interest rate risk associated with the fluctuations in market interest rates between commitment date and funding date with respect to IRLCs is mitigated as the Company operates under the best effort basis whereby at the time of commitment, the Company enters into a loan sales commitment with a third-party for the same prospective loan that upon closing of the loan becomes a forward loan sales commitment. The Company accounts for IRLCs and forward loan sales commitments as derivative instruments that are free standing in nature and are recorded at fair value upon closing of escrow in Prepaid expenses and other current assets or Other current liabilities, as applicable, on the consolidated balance sheet with changes in fair value recognized in revenue. See Note 3 for additional information on the Company's IRLCs and forward loan sales commitments.

Cost of revenue

Cost of revenue includes personnel costs such as salaries, benefits, and stock-based compensation for employees as well as other third-party vendor and service costs directly related to initiating a bridge loan and a customer mortgage origination contract and the sale of that loan in the secondary market. Cost of revenue for real estate revenue also includes the purchase price of property and all other direct costs associated with the purchase and holding of the property until sale along with any real estate inventory valuation adjustments. These costs are accumulated in real estate inventory during the property holding period and charged to cost of revenue under the specific identification method when the property is sold.

Sales and marketing

Sales and marketing expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees in support of generating a customer forward or bridge loan mortgage origination contract. Sales and marketing expenses also include other third-party vendor marketing costs and advertising costs. Advertising costs, which are expensed as incurred and included in sales and marketing expenses, were $500,937 and $3,741,189 for the years ended December 31, 2023 and 2022, respectively.

Technology and development

Technology and development expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees in support of the Company's technology and product development, and the amortization of capitalized internal-use software development costs.

Operations

Operations expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees as well as other third-party vendor and service costs involved in the processing of a mortgage origination contracts, the sale of a loan in the secondary market, operational support throughout the bridge loan process, and support for the purchase and sale of real estate.

General and administrative

General and administrative expense includes personnel costs such as salaries, benefits, and stock-based compensation for employees as well as other third-party vendor and professional services costs supporting the overall Company.

Interest expense

Interest expense, net consists of interest costs incurred on the Company's debt facilities, the amortization of related deferred debt issuance costs and debt discounts, and interest costs incurred on loans to purchase real estate inventory. Interest expense, net included interest income of $63,167 and $114,705 for the years ended December 31, 2023 and 2022, respectively.

Stock-based compensation

The Company estimates the fair value of share-based awards on the date of grant. The Company recognizes compensation expense for its awards over the requisite service period (generally the vesting period), using the straight-line attribution method and accounts for forfeitures when they occur.

The Company uses the Black-Scholes option-pricing model as the method for determining the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock.

Warrants

The Company classified warrants to purchase shares of common stock as equity and warrants to purchase shares of convertible preferred stock as liabilities on the consolidated balance sheets. Warrants to purchase shares of convertible preferred stock have been determined to be liabilities as the underlying preferred shares have certain liquidation preferences in the event of a deemed liquidation. Warrants are recorded at fair value on the date of grant using the Black-Scholes pricing model which is impacted by the estimated market value of the underlying stock, the remaining expected term of the warrant, risk-free interest rates, expected dividends, and expected volatility of the underlying stock. These estimates, especially the value of the underlying stock and the expected volatility, are highly judgmental. Preferred stock warrants outstanding are revalued using the Black-Scholes pricing model at each measurement period until exercised, as they are classified as liabilities, and changes in value are recorded to non-operating warrant expense on the consolidated statement of operations.

Income taxes

The Company records income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax impact of differences between the financial statement basis and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to be applied against these deferred tax assets and deferred tax liabilities for the years in which differences are expected to reverse. The Company recognizes the rate change effect on deferred income tax assets and liabilities in the period that includes the enactment date.

The Company records a valuation allowance to reduce its net deferred tax assets and liabilities to the amount that it believes is more likely than not to be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset won't be realized or a tax liability has been created for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Employee benefit plan

The Company sponsors qualified 401(k) defined contribution plans covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. There have been no employer contributions under these plans to date.

Other income

In response to the COVID-19 pandemic, Congress passed the CARES Act, which provides, among other provisions, a credit against applicable employment taxes called the Employee Retention Credit (ERC). Eligible employers are entitled to a refundable tax credit equal to 50% of qualified wages paid to employees between March 13, 2020, and December 31, 2020, up to a maximum of $5,000 credit per employee. In late December 2020 Congress expanded and amended the CARES Act by enacting Public Law 116-260. Per the amendment to the CARES Act, eligible employers are entitled to a refundable tax credit equal to 70% of qualified wages paid to employees between January 1, 2021, and June 30, 2021, up to a maximum of $10,000 of wages per employee per quarter, with a maximum of $7,000 credit per employee per quarter. Congress further extended the credit with the American Rescue Plan signed into law on March 11, 2021; the American Rescue Plan extended the credit for the period July 1, 2021 to December 31, 2021 with the same limitations as the prior amendment (i.e., tax credit equal to 70% of qualified wages up to a maximum of $10,000 of wages per employee per quarter). However, on November 15, 2021 President Biden signed into law the Infrastructure Investment and Jobs Act which redacted the credit for calendar quarter four of 2021.

During the year ended December 31, 2022 the Company, along with a tax advisor, determined it met the ERC credit criteria for the three quarterly periods from January 1, 2021 to September 30, 2021. The Company determined the total amount of the earned refundable payroll tax credit for those qualifying periods to be $4,172,921. As the Company filed amended tax forms during the year ended December 31, 2022 the receipt of the credit was deemed probable and recorded to other income in the consolidated statement of operations. As of December 31, 2022, the Company expected to receive the refund payment in the first half of calendar year 2023, and therefore the full amount recorded remained as a current asset as part of other receivables on the consolidated balance sheet. During the year ended December 31, 2023, the Company received the full tax refund along with an incremental $171,372 of interest that was included in other income on the consolidated statement of operations. During the year ended December 31, 2023, the Company also factored one of the ERC receivables and incurred an $87,904 fee, which was included in general and administrative expense on the consolidated statement of operations.

During the year ended December 31, 2023, the Company recognized $50,000 of other income related to the sale of its dormant title entity, Knock Title LLC. The Company received a $10,000 payment during the year ended December 31, 2023, and has a receivable for the remaining $40,000 due as deferred consideration, not subject to any other conditions, in 2024.

3. FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

There are three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company applies the following methods and assumptions in estimating its fair value measurements:

Cash equivalents — The fair value measurement of money market funds is based on quoted market prices in active markets.

Mortgage loans held for sale — The fair value of mortgage loans held for sale is generally calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics.

Interest rate lock commitments — The fair value of IRLCs is calculated by reference to quoted prices in secondary markets for commitments to sell mortgage loans with similar characteristics and the expected pull-through rate. The expected pull-through rate, which represents the probability that an interest rate lock commitment will ultimately result in a closed loan, is an adjustment to the fair value measurement to account for the estimated amount of IRLCs that will not become closed loans. Expired commitments are excluded from the fair value measurement.

Forward loan sales commitments — The fair value of forward loan sales commitments is calculated by reference to quoted prices in secondary markets for loans with similar characteristics.

Warrant liabilities — The fair value of the preferred stock warrant liabilities is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company's equity valuation, expected volatility, expected term of the warrants considering the timing to a qualifying liquidity event, and associated risk-free rate.

Convertible notes — The fair value of the convertible notes is estimated using a lattice model incorporating the probabilities of various conversion scenarios and potential settlement amounts under the terms of the convertible notes. The convertible notes were converted to preferred stock during the year ended December 31, 2022 as discussed further in Note 6.

As of December 31, 2023, the Company was nearing the complete transition away from its forward mortgage business and there were no material interest rate lock commitments or forward loan sale commitments as of December 31, 2023, and only two mortgage loans outstanding. The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis are as follows:

	As of December 31, 2023			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 473,447	$ —	$ —	$ 473,447
Mortgage loans held for sale	—	931,829	—	931,829
Interest rate lock commitments	—	—	—	—
Forward loan sales commitments	—	—	—	—
Total	$ 473,447	$ 931,829	$ —	$ 1,405,276

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Interest rate lock commitments	$ —	$ —	$ —	$ —
Forward loan sales commitments	—	—	—	—
Warrant liability	—	—	—	—
Total	$ —	$ —	$ —	$ —

	As of December 31, 2022			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 2,873,386	$ —	$ —	$ 2,873,386
Mortgage loans held for sale	—	6,076,614	—	6,076,614
Interest rate lock commitments	—	—	74,272	74,272
Forward loan sales commitments	—	35,852	—	35,852
Total	$ 2,873,386	$ 6,112,466	$ 74,272	$ 9,060,124

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Interest rate lock commitments	$ —	$ —	$ 851	$ 851
Forward loan sales commitments	—	—	—	—
Warrant liability	—	—	—	—
Total	$ —	$ —	$ 851	$ 851

The following presents a reconciliation of Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2023 and 2022:

	Interest rate lock commitments asset	**Interest rate lock commitments liability**	**Warrant liability**	**Convertible notes**
Balance, January 1, 2022	$ 301,774	$ 4,858	$ 544,201	$ 40,467,095
Fair value changes recognized in earnings	(227,502)	(4,007)	(544,201)	—
Accrued interest	—	—	—	238,321
Convertible note settlement	—	—	—	(40,705,416)
Balance, December 31, 2022	74,272	851	—	—
Fair value changes recognized in earnings	(74,272)	(851)	—	—
Balance, December 31, 2023	$ —	$ —	$ —	$ —

The Company issues IRLCs and mandatory forward loan sales commitments upon the closing of a loan, which are both considered derivatives. Derivative assets and liabilities solely represent fair value of adjustments for the contracts based upon their original contract dates relative to the period end pricing for the contracts. The derivative contracts that the Company enters into are initially recorded at zero value as they are entered into at market prices on the date of execution. Subsequent changes in market conditions, primarily interest rates, drive the value of the Company's derivative contracts and such fair value adjustments represent the respective derivative assets and liabilities. Therefore, transfers into and out of Level 3 specific to the Company's IRLCs are equivalent to the fair value change recognized in earnings as disclosed above for each derivative asset and liability.

The significant unobservable input used in the fair value measurement of the IRLCs is the pull-through rate, which is based on estimated changes in market conditions, loan stage and historical borrower behavior, and significant increases (decreases) to this input in isolation would result in a higher (lower) fair value measurement.

The significant unobservable input used in the fair value measurement of the IRLCs is the pull-through rate, which is based on estimated changes in market conditions, loan stage and historical borrower behavior, and significant increases (decreases) to this input in isolation would result in a higher (lower) fair value measurement. As of December 31, 2023, there were no interest rate lock commitments. As of December 31, 2022, the pull-through rate range was 80%-90% and the weighted average was 83%. As of December 31, 2022, the notional amounts of the hedging instruments related to IRLCs and forward loan sales commitments were $8,620,002 and $6,013,801, respectively.

Fair Value Option

The fair value option is an irrevocable election to measure eligible financial instruments at fair value with changes in fair value reflected in earnings except for the changes in fair value resulting from instrument-specific credit risk presented separately in other comprehensive income.

Mortgage loans held for sale – The Company has elected the fair value option for all mortgage loans held for sale as election of this option allows the Company to better offset the changes in fair values of the loans and derivative instruments used to economically hedge them without having to apply hedge accounting provisions.

Convertible notes – The Company has elected the fair value option for its outstanding convertible notes as election of this option aligns the measurement model with the expected future value that would be realized by the note holders, as well as to reduce accounting complexity without having to evaluate potential derivatives. The convertible notes were converted to preferred stock during the year ended December 31, 2022 as discussed further in Note 6.

The following table shows the fair value and contractual amounts outstanding of financial instruments for which the Company has elected the fair value option:

	As of December 31, 2023		
	Fair Value	**Contractual Amount Outstanding**	**Fair Value Less Contractual Amount Outstanding**
Mortgage loans held for sale	$ 931,829	$ 1,019,934	$ (88,105)

	As of December 31, 2022		
	Fair Value	**Contractual Amount Outstanding**	**Fair Value Less Contractual Amount Outstanding**
Mortgage loans held for sale	$ 6,076,614	$ 6,013,801	$ 62,813

Financial instruments not recorded at fair value

Given the nature of the Company's cash, bridge loans receivable, and debt liabilities, the recorded carrying value of these financial instruments approximates their fair value.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2023	December 31, 2022
Vehicle	$ 56,500	$ 56,500
Capitalized internal-use software development costs	—	9,804,985
Total property and equipment	56,500	9,861,485
Less accumulated depreciation and amortization	(56,500)	(7,610,667)
Property and equipment, net	$ —	$ 2,250,818

Capitalized internal-use software development costs are stated at cost less accumulated amortization. The Company capitalizes direct costs incurred (including internal and external) during the development stage of software for internal-use to property and equipment. Maintenance and ongoing operating costs of developed applications are expensed as incurred. The Company amortizes these costs on a straight-line basis over a three-year useful life within cost of revenue in the statement of operations. Capitalized costs for projects that are terminated are written off in the period the project is terminated.

During the year ended December 31, 2023, the Company capitalized internal-use software development costs $203,400. During the year ended December 31, 2023, the Company adjusted its software development operations and simplified the technology and development needs. This included the termination of the Company's internal pricing algorithms for real estate instead using a third-party service as well as the Company eliminating its mobile applications and reducing headcount. Due to this operational shift, the Company no longer incurred material internal use software development costs and wrote off the total amount of the prior asset and accumulated amortization balances resulting in no outstanding balances as of December 31, 2023. During the year ended December 31, 2023, amortization expense totaled $2,455,118, and is recorded within technology and development expense in the consolidated statement of operations.

During the year ended December 31, 2022, the Company capitalized internal-use software development costs $683,164, including $40,986 of stock-based compensation costs. During the year ended December 31, 2022, the Company wrote-off capitalized costs related to certain development projects no longer useful to the Company with a cost basis of $1,430,906 and accumulated amortization of $609,601, with the difference recognized as additional amortization expense during the year. During the year ended December 31, 2022, amortization expense totaled $2,927,539, and is recorded within technology and development expense in the consolidated statement of operations.

5. DEBT

The Company's outstanding debt balances consist of the following:

	December 31, 2023	December 31, 2022
Total debt		
Mortgage loan debt facilities	$ 403,887	$ 5,804,920
Bridge loan debt facilities	21,188,032	8,780,592
Property loans	—	458,300
Bridge loan debt facility	—	15,000,000
Term loan facility originated in 2021	23,644,232	21,009,440
Total debt	$ 45,236,151	$ 51,053,252
Current debt:		
Mortgage loan debt facilities	403,887	5,804,920
Bridge loan debt facilities	21,188,032	8,780,592
Property loans	—	458,300
Term loan originated in 2021, current portion	—	2,829,217
Total current debt	$ 21,591,919	$ 17,873,029
Noncurrent debt:		
Bridge loan debt facility	—	15,000,000
Less unamortized debt issuance costs	—	(303,858)
Bridge loan debt facility, net	—	14,696,142
Term loan originated in 2021, noncurrent portion	23,644,232	18,180,223
Less unamortized debt issuance costs and discount	(85,869)	(91,404)
Debt, net of current portion	23,558,363	18,088,819
Total noncurrent debt	$ 23,558,363	$ 32,784,961

Mortgage loan only debt facilities

On May 19, 2020, the Company entered into a warehouse funding facility for its forward mortgage loan originations. The facility has a variable interest rate based on the greater of the underlying mortgage rate or prime rate with a floor between 4.25% and 5.5%. As of December 31, 2022, the maximum borrowing amount of the facility was $30,000,000. The funding facility funds the full amount of the required mortgage loan with the underlying real estate asset pledged as collateral. Individual principal advances for loans are generally repayable within 30 days of draw down. The debt facility had a one year term with automatic renewal provisions for subsequent one year terms and was last renewed on May 19, 2023 until May 19, 2024. In September 2023, as part of the transition away from the Company's forward mortgage loan origination business, the Company decreased the maximum borrowing amount of the facility to $5,000,000. As of December 31, 2023 and 2022, the Company had $0 and $1,514,436, respectively, outstanding on the facility classified as part of the Mortgage loan debt facilities balance on the consolidated balance sheet. Upon entering the agreement, the Company paid a deposit of $500,000 to the warehouse lender as a reserve for potential loan losses. As part of the reduction in the maximum borrowing facility in September 2023, $250,000 was returned to the Company. Therefore, as of December 31, 2023 and 2022, $250,000 and $500,000, respectively, remained outstanding within Prepaid expenses and other current assets on the consolidated balance sheet. In March 2024, as part of completing the transition away from the Company's forward mortgage business, the warehouse facility was terminated without penalty, and the remaining $250,000 on deposit was returned to the Company.

On September 30, 2022, the Company entered into a warehouse funding facility for short-term financing for its forward mortgage loan originations, which is secured by the underlying real estate on which the loans are issued. The initial facility capacity is $5,000,000 with the option to increase to $50,000,000 upon meeting certain conditions. The interest rate is based on the 30 day Secured Overnight Financing Rate (SOFR) plus a margin of 6%, and the facility has an unused line fee of 1.25%. The facility provides funding at an advance rate of 95%. As of December 31, 2023 and 2022, the Company had $0 and $308,750, respectively, outstanding on the facility classified as part of the Mortgage loan debt facilities balance on the consolidated balance sheet. As of December 31, 2023 and 2022, the Company had $52,591 and $122,713, respectively, of unamortized debt issuance costs recorded as part of Prepaid and other current assets on the consolidated balance sheet. For the years ended December 31, 2023 and 2022, the Company amortized $70,122 and $17,530, respectively, of deferred debt issuance costs in Interest expense on the consolidated statement of operations.

Mortgage loan and bridge loan debt facility

On July 5, 2022, the Company entered into a $25,000,000 capacity warehouse funding facility for both its forward mortgage loan and bridge loan originations, which is secured by the underlying real estate on which the loans are issued. For forward mortgage loan originations, the facility provides funding at an advance rate of 100%, and has an interest rate based on the 30 day SOFR plus a margin of 3.05% with a floor of 3.875%. For bridge loan originations, the facility provides funding at an advance rate of 98%, and has an interest rate based on the 30 day SOFR plus a margin of 3.5% with a floor of 6%. The facility originally had a sub-limit of $10,000,000 for bridge loans. The bridge loan sub-limit was increased to $15,000,000 in February 2023, and was increased again to $20,000,000 in November 2023 with all other terms of the facility unchanged. As of December 31, 2023 and 2022, the Company had $403,887 and $3,981,734, respectively, outstanding on the facility for forward mortgage loans classified as part of the Mortgage loan debt facilities balance on the consolidated balance sheets. As of December 31, 2023 and 2022, the Company had $19,445,641 and $8,780,592, respectively, outstanding on bridge loans, classified as part of the Bridge loan debt facilities balances on the consolidated balance sheets. As of both the years ended December 31, 2023 and 2022, the Company had $600,000 of restricted cash related to reserves for this facility.

Bridge loan debt facilities

On December 6, 2023, Knockaway, Inc. on behalf of Knock Lending LLC entered into a credit facility that allowed the Company to borrow up to $5,000,000 to finance the Company's bridge loans. The debt facility has a scheduled maturity date of June 6, 2024, but may be extended at the discretion of the lender. The facility was entered into by Knockaway, Inc. as the lender amended an existing debt agreement with Knockaway, Inc to allow funds to be disbursed to meet near term funding facility needs on the condition that the full necessary structure needed for this facility be established prior to December 29, 2023. Knock Lending LLC as sole member established Knock Trinity Holdings LLC as borrower of the debt prior to December 29, 2023. However, remaining structural items were not finalized at that time, and the lender granted necessary extensions until ultimately, the final facility documents were executed on March 11, 2024. Once amounts are borrowed they may not be repaid until maturity. The debt is secured by the underlying real estate on which the bridge loans are issued and any unused funding cash in restricted cash on the consolidated balance sheet. The facility has advance rates of 75% or 85% depending on the age and listing status of the underlying bridge loan and home, respectively. As of December 31, 2023, the Company had $1,742,931 outstanding under the facility with $780,990 of unused funds in Restricted cash on the consolidated balance sheets. As of December 31, 2023, the Company had $187,707, of unamortized debt issuance costs recorded as part of Prepaid and other current assets on the consolidated balance sheet, and did not amortize any costs during the year as the final structuring of the facility was not yet finalized.

On March 31, 2021, the Company entered into a credit facility that allowed the Company to borrow up to $50,000,000 to finance the Company's bridge loans. The borrowing limit had the potential to be increased up to $100,000,000 at the discretion of the lenders. The debt facility had a scheduled maturity date of June 18, 2024, and carried a contractual interest rate of 14.5%. The debt was secured by the underlying real estate on which the bridge loans are issued and any unused funding cash in restricted cash on the consolidated balance sheet. This facility financed 92.5% of the bridge loan amount with the ability to increase to 97.0% based on our borrowing activity and other conditions. The Company could borrow up to the contractual limits of the facility, but amounts borrowed were not scheduled to be repaid until maturity. Therefore, the facility was classified as a noncurrent liability on the consolidated balance sheet. As of December 31, 2022, the bridge facility financed 92.5% of the Company's bridge loan receivables. On December 19, 2022, the Company amended the exclusivity feature in the facility agreement to permit the Company to use an additional bridge loan debt facility. As part of this amendment the Company made a one-time permitted pay down of $6,052,945 of the outstanding facility balance with no prepayment penalties in December 2022. The original maturity date for the remaining funds remained unchanged. As part of this amendment, the current capacity available to the Company decreased from

$50,000,000 to $40,000,000 though the $100,000,000 limit at the discretion of the lenders remained in place. As of December 31, 2022, the Company had $15,000,000 outstanding on the facility classified as noncurrent Bridge loan debt facility on the consolidated balance sheet. In April 2023, the Company completed its elected early termination of the debt facility with the liability paid in full. The Company did not pay any pre-payment penalties. Further, the restricted reserve cash of $1,781,639 as of December 31, 2022, reverted back to the Company. As of December 31, 2022, the Company had $303,858 of unamortized debt issuance costs recorded as a direct deduction to the outstanding liability on the consolidated balance sheet that were fully written off when the facility was terminated. For the years ended December 31, 2023 and 2022, the Company amortized $303,858 and $222,829, respectively, of deferred debt issuance costs in Interest expense on the consolidated statement of operations.

Property loans

The Company enters into various mortgage property loans through third-party lenders as needed related to circumstances where the Company is required to temporarily purchase a customer's property. The loans are at various rates and are all expected to be repaid within a year from the balance sheet date.

Term loan

On September 29, 2023, the Company entered into an agreement to refinance outstanding term loan debt originally entered into in 2019 and last refinanced on November 10, 2021. At the time of the last refinance on November 10, 2021 the debt outstanding totaled $21,009,440 and included an eighteen-month interest-only period with an amortizing period of thirty-six months beginning in July 2023. The interest rate of the debt was equal to the greater of (i) the Prime Rate plus 6.25% or (ii) 11.0%. During the year ended December, 31, 2023, the Company made $849,455 in principal payments on this loan prior to the refinance on September 29, 2023.

Following the execution of the refinancing on September 29, 2023, a twenty-four month interest-only period commenced, after which there will be an amortizing period of thirty-six months beginning in November 2025. The interest rate of the new facility is equal to the greater of (i) the Prime Rate plus 6.75% or (ii) 15.25%. The refinancing did not provide any new cash financing to the Company and was determined to be a debt extinguishment with a loss on debt extinguishment of $3,316,524 that was recorded in the consolidated statement of operations. As of December 31, 2023 and 2022, the Company had $85,869 and $91,404 of unamortized debt issuance costs and debt discount recorded as a direct deduction to its noncurrent term loan facility.

Convertible notes

During the year ended December 31, 2021, the Company issued convertible notes of $39,725,000 at par with an interest rate of 3.0% per annum and a maturity date of July 31, 2022. The convertible notes are a hybrid instrument with various share-settled redemption features that could result in the principal amount under each convertible note plus any accrued and unpaid interest to convert into equity of the Company. The Company elected the fair value option for the convertible notes with the change in fair value recorded in interest expense. As part of the Company's equity financing and recapitalization in April 2022, the convertible notes of $39,725,000 along with total accrued interest of $980,416 were converted in full to preferred stock. During the years ended December 31, 2023 and 2022 there were no further issuances or changes in the fair value of the convertible notes. Refer to Note 6.

Prior term loan

On November 11, 2017, the Company entered into a term loan agreement with an original principal amount of $5,000,000. The Company repaid the term loan in thirty-six equal monthly installments of principal with payments that began on February 1, 2019. The term loan bore interest at a per annum rate equal to the prime rate in effect plus 1.25%. In April 1, 2020, the Company entered into a deferral agreement, which deferred monthly principal payments for six months. The loan matured and was paid in full on July 1, 2022.

The Company's debt agreements and credit facilities include customary representations and warranties, and provisions regarding events of default and covenants. As of December 31, 2023 and 2022, the Company was in compliance with all covenants and no events of default had occurred.

Principal maturities of debt over the next five years as of December 31, 2023, are as follows:

2024	$ 21,591,919
2025	1,088,121
2026	7,138,762
2027	8,306,834
2028	7,110,515
Total	$ 45,236,151

6. EQUITY

As of December 31, 2023, the Company's preferred stock authorized, issued and outstanding was as follows:

	December 31, 2023				
Series of Preferred Stock	Year issued	Shares authorized	Shares issued and outstanding	Issuance price/ liquidation price (per share)	Aggregate liquidation value
Series AA	2023	221,544,398	169,539,519	$ 0.089896	$ 15,240,925
Series AA-1	2023	340,919,585	333,718,956		
		562,463,983	503,258,475		$ 15,240,925

As of and during the year ended December 31, 2022, the Company's preferred stock authorized, issued and outstanding was as follows:

	December 31, 2022				
Series of Preferred Stock	Year issued	Shares authorized	Shares issued and outstanding	Issuance price/ liquidation price (per share)	Aggregate liquidation value
Series Y	2022	3,985,225	1,731,547	$ 16.513200	$ 28,593,381
Series X-1	2022	168,425	64,168	—	—
Series X-2	2022	10,574,567	4,729,058	—	—
		14,728,217	6,524,773		$ 28,593,381

2023 Preferred stock recapitalization and fundraising

Series AA preferred stock

A new class of Series AA preferred stock totaling 169,539,519 shares was issued consisting of 1) 114,854,603 shares at a price of $.089896 for total proceeds of $10,324,969 including $78,945 in forgiven equity offering costs, and 2) 54,684,916 shares issued for no consideration to certain Series AA purchasers based on their participation rate in the Series AA round and the Company's Series Y round from the prior year.

Series AA-1 preferred stock

The Company also issued 333,718,956 of Series AA-1 shares for no consideration to certain investors in the Series AA shares based on their participation rate in the Series AA round and the investors' existing holdings. The Series AA-1 shares are not convertible to common shares but do permit a liquidation preference of $0.089896 after any payout to Series AA holders. As there was no purchase price for the Series AA-1 shares and only investors in Series AA shares received Series AA-1 shares, the recorded value of $1,588,457 was determined on a relative fair value based on the fair values of the Series AA and Series AA-1 shares determined as part of the overall transaction.

Prior Series preferred stock and common stock

As part of the Series AA round, the Company completed a 10:1 reverse stock split for all for all common stock and previously existing classes of preferred stock and warrants (Series Y and X-1). All previously existing Series Y and X-1 stock was converted to common stock. For all issued and outstanding stock options and warrants this also proportionately increased the exercise price by a factor of 10. The non-convertible Series X-2 stock was cancelled and retired without any consideration.

Per the Company's latest certification of incorporation filed on the transaction date of September 27, 2023, the Company was authorized to issue 294,457,639 common shares and 562,463,983 preferred shares (221,544,398 of Series AA and 340,919,585 of Series AA-1).

The Company also reserved 54,129,220 shares of common stock for issuance under the Company's 2015 equity incentive plan.

2022 Preferred stock recapitalization and fundraising

On April 27, 2022, the Company completed an equity fundraising round for a new class of Series Y preferred stock together with a restructuring of the Company's existing common and preferred stock and the conversion of its convertible notes. A summary of the key components of the transaction is presented below. Further, all share quantities and exercise prices prior to the transaction have been updated to reflect the Company's 10:1 reverse stock split that occurred as part of the transaction. Apart from this transaction there was no other preferred stock activity during the year ended December 31, 2022.

Series Y preferred stock

A new class of Series Y preferred stock totaling 1,731,547 shares was issued at a price of $16.5132 for total proceeds of $28,593,381, of which $2,008,329 was converted from short-term bridge funding from Series Y preferred stock investors provided in March and April 2022, and $37,217 in exchange for the forgiveness of payment owed to a vendor for services performed in April 2022. Per the Company's latest certification of incorporation filed on the transaction date of April 27, 2022, the Company is authorized to issue 3,985,225 shares of Series Y preferred stock. From May 4, 2022 to May 19, 2022, the Company conducted a rights offering in which it offered all holders of preferred stock the opportunity to participate in the Series Y preferred stock financing. There was no additional participation in the rights offering period or subsequent activity during the year ended December 31, 2022.

Convertible notes

The Company converted $40,705,416 of its outstanding convertible notes of which $39,725,000 was outstanding principal and $980,416 in accrued interest from the individual note issuance dates through March 15, 2022. The notes were converted into 423,990 shares of a newly issued class of Series C-1 preferred stock at a purchase price of $96.0054.

Series X-1 preferred stock

The Company reclassified (i) each 10 shares of the previously existing Series A, A-1, B, B-1, and the newly issued Series C-1 preferred stock into 1 share of Series X-1 preferred stock, (ii) each warrant for the purchase of 10 shares of preferred stock into a warrant for the purchase of 1 share of Series X-1 preferred stock and (iii) each 10 shares of previously existing Series C preferred stock into 1.11271846162775 shares of Series X-1 preferred stock (based on its existing conversion ratio). For all issued and outstanding preferred stock warrants this also proportionately increased the exercise price by a factor of 10. Per the Company's latest certification of incorporation filed on the transaction date of April 27, 2022, the Company is authorized to issue 168,425 shares of Series X-1 preferred stock.

The quantity of Series X-1 preferred stock ultimately retained by each Series X-1 shareholder who converted from the prior Series A, A-1, B, B-1, C, and C-1 preferred stock was determined by the pro-rata participation in and quantity of Series Y shares purchased by the Series X-1 shareholders. Series X-1 shareholders that participated on a pro-rata basis based on their previous preferred series holdings retained their pro-rata holdings in the Series X-1 preferred stock, and all remaining Series X-1 preferred stock held was automatically converted for 1:1 common stock on May 27, 2022. Based on the initial conversion of the Series A, A-1, B, B-1, C, and C-1 preferred stock, 166,469 shares of Series X-1 were issued. Based on the final pro-rata participation of Series X-1 stockholders in the Series Y preferred stock purchase, 64,168

shares of Series X-1 preferred stock were outstanding with the remaining 102,301 converted to common stock on May 27, 2022.

Series X-2 preferred stock

On May 27, 2022, the official end date for the rights offering described above, each investor that purchased Series Y preferred stock was automatically issued a new class of Series X-2 non-voting and non-convertible preferred stock based on certain criteria with respect to the dollar amount of Series Y preferred stock purchased and the investor's existing holdings in the Series A, A-1, B, B-1, C, and C-1 preferred stock. This new class of preferred stock was issued to provide the Series X-2 preferred stockholders with certain preferences as described below. As a result of the transaction, the Company issued 4,729,058 shares of Series X-2 preferred stock and reserved 29,877 shares of Series X-2 preferred stock for issuance upon the exercise of certain warrants to purchase Series X-1 preferred stock. Per the Company's latest certification of incorporation filed on the transaction date of April 27, 2022, the Company is authorized to issue 10,574,567 shares of Series X-2 preferred stock.

As there was no purchase price for either Series X-1 or Series X-2, the recorded values of $1,271,573 and $38,147,189, respectively, were determined on a relative fair value based on the final conversion of the prior Series preferred stock into Series X-1 and along with the issuance of the Series X-2 based on fair values determined as part of the overall transaction.

Preferred stock rights and preferences for Series AA and AA-1 stock

The holders of Series AA and Series AA-1 preferred stock have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

Dividends

The holders of shares of Series AA Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preference to any declaration or payment of any dividend (other than dividends on shares of Common Stock payable in shares of Common Stock) on the Common Stock or Series AA-1 Preferred Stock of the Corporation, in an amount equal to 8.00% of the Original Issue Price (as defined below), payable when, as and if declared by the Board. Such dividends shall not be cumulative. After payment of such dividends to the holders of Series AA Preferred Stock, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series AA Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of each series of Series AA Preferred Stock were converted to Common Stock at the then-effective conversion rate for the applicable series. The "Original Issue Price" shall be $0.089896 per share for the Series AA Preferred Stock subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares Series AA Preferred Stock.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company or a "Deemed Liquidation Event" as defined in the Company's Fifth Amended and Restated Certificate of Incorporation, the holders of Preferred Stock shall be entitled to the following preferences:

Preferential Payments to Holders of Series AA Preferred Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series AA Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Series AA-I Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price applicable thereto, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series AA Preferred Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series AA Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series AA Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Preferential Payments to Holders of Series AA-1 Preferred Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, each holder of shares of Series AA-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders after the payment of all preferential amounts required to be paid to the holders of shares of Series AA Preferred Stock and before any payment shall be made to the Common Stock by reason of their ownership thereof, an amount per share equal to $0.089896 (the "Series AA-1 Value Per Share") (the amount payable pursuant to this sentence is hereinafter referred to as the "Series AA-1 Preferred Liquidation Amount" and, together with the Series AA Preferred Liquidation Amount, the "Applicable Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series AA-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series AA-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series AA Preferred Stock and Series AA-1 Preferred Stock pursuant to Subsections 2.1 and 2.2, respectively, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Voting

General

Except as otherwise indicated herein or as required by applicable law, the Series AA-1 Preferred Stock shall be non-voting for all purposes. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of the Series AA Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which such shares of Series AA Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of the Series AA Preferred Stock shall vote together with the holders of Common Stock as a single class.

Election of Directors

At any time when any shares of Series AA Preferred Stock are outstanding, the holders of record of the shares of the Series AA Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "Preferred Directors"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of the Series AA Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series AA Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series AA Preferred Stock on an as-converted basis), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be

filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2; provided, however, that, for administrative convenience, the initial Preferred Directors may be appointed by the Board in connection with the approval of the initial issuance of the Series AA Preferred Stock without a separate action by the holders of a majority of the Series AA Preferred Stock. The rights of the holders of the Series AA Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the date the first share of Series AA Preferred Stock was issued (the "Original Issue Date") on which there are issued and outstanding less than 110,772,199 shares of Series AA Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series AA Preferred Stock).

Protective Provisions

The Series AA Preferred Stock has various protective provisions for certain Company activities requiring majority approval of the respective share class in accordance with the Company's Fifth Amended and Restated Certificate of Incorporation.

Conversion

Each share of Series AA Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Series AA Preferred Conversion Price (as defined below). The "Series AA Preferred Conversion Price" shall initially be $0.089896. The initial Series AA Preferred Conversion Price, and the rate at which shares of Series AA Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

The Series AA-1 Preferred Stock is not convertible into Common Stock under any circumstances.

Mandatory conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $0.269688 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty million dollars ($50,000,000) of gross proceeds to the Corporation (a "Qualified IPO") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite AA Majority (the "Voluntary Conversion"), then all outstanding shares of Series AA Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. The time of closing of a Qualified IPO or the date and time specified, or the time of the event specified, in the vote or written consent triggering the Voluntary Conversion is referred to herein as the "Mandatory Conversion Time". Solely in the case of a Qualified IPO, each outstanding share of Series AA-1 Preferred Stock shall automatically be converted into a number of shares of Common Stock equal to the Series AA-1 Value Per Share divided by the initial offering price of the Common Stock in such Qualified IPO.

Common stock and stock-based compensation

As part of the recapitalization of existing equity and fundraising transaction on April 27, 2022, the Company reclassified each 10 shares of common stock into 1 share of common stock (including all shares of common stock available for exercise pursuant to any outstanding option or warrant). For all issued and outstanding common stock options and warrants this also proportionately increased the exercise price by a factor of 10. As part of the recapitalization of existing equity and fundraising transaction on September 27, 2023, the Company again reclassified each 10 shares of common stock into 1 share of common stock (including all shares of common stock available for exercise pursuant to any outstanding option or warrant). For all issued and outstanding common stock options and warrants this also proportionately increased the exercise price by a factor of 10.

As of December 31, 2023 and 2022, the Company had 294,457,639 and 5,800,000 shares of common stock authorized for issuance and 2,141,737 and 767,915 shares issued and outstanding, respectively.

In August 2015, the Company adopted the Knockaway, Inc., 2015 Equity Incentive Plan (the "Plan") pursuant to which the Board of Directors may grant incentive stock options to purchase shares of the Company's common stock, non-

statutory stock options to purchase shares of the Company's common stock, restricted stock awards, unrestricted stock awards, and restricted stock units. Stock options must be granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year contractual terms and generally vest over a four-year period starting from the date specified in each agreement.

A summary of service-based common stock options as of December 31, 2023 and 2022 and changes during the years then ended are presented below:

	Number of options outstanding	Weighted-average exercise price	Weighted-average remaining life
Balance, January 1, 2022	28,263	$ 481.00	
Granted	1,267,254	4.80	
Exercised	(623,353)	2.20	
Repurchased	29,430	2.20	
Forfeited or expired	(89,643)	282.00	
Balance, December 31, 2022	611,951	9.30	
Granted	594,546	1.20	
Exercised	(174)	16.29	
Forfeited or expired	(633,698)	3.02	
Balance, December 31, 2023	572,625	7.84	8.13
Vested and exercisable December 31, 2023	535,683	7.47	8.09

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023 and December 31, 2022 was $0.20 and $1.80, respectively. The total fair value of options vested during the years ended December 31, 2023 and December 31, 2022 was $386,071 and $1,819,343, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023 and December 31, 2022 was zero. As of December 31, 2023, the Company has 53,318,051 shares of common stock available to issue under the Plan.

Stock-based compensation for the years ended December 31 was as follows:

	2023	2022
Cost of revenue	$ 10,818	$ 19,278
Sales and marketing	27,865	110,945
Technology and development	108,966	242,320
Operations	58,445	78,889
General and administrative	1,077,667	2,742,086
Total stock-based compensation expense	$ 1,283,761	$ 3,193,518

During the years ended December 31, 2023 and 2022, capitalized internal-use software development costs included $0 and $40,986, respectively, of stock-based compensation costs.

As of December 31, 2023, unrecognized stock-based compensation expense related to outstanding unvested stock options that are expected to vest was approximately $819,412. This unrecognized stock-based compensation expense is expected to be recognized over a weighted-average period of 0.8 years.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each stock option.

The assumptions used to estimate the fair value of stock options granted during the years ended December 31, were as follows:

	2023	2022
Fair value of common stock	$1.20	$2.20
Expected volatility	61.52% - 61.56%	58.60% - 61.23%
Expected term	5.93 - 5.97	5.00 - 6.09
Risk-free interest rate	3.47%	2.81 - 3.65%
Dividend yield	—%	—%
Fair value of option	$0.70	$1.20 - $1.30

The fair value of the common stock underlying the stock option awards was determined by the Board of Directors. Given the absence of a public trading market, the Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company's common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company's business; (v) general economic conditions and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale, given prevailing market conditions.

Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of life cycle, size, market capitalization and financial leverage of the other companies. The risk-free interest rate assumption is based on observed US Treasury yield curve interest rates in effect at the time of grant appropriate for the expected term of the stock options granted. As permitted under authoritative guidance, due to the limited amount of option exercises, the Company used the simplified method to compute the expected term. The expected dividend assumption is based on the Company's current expectations about its anticipated dividend policy.

Option repricing

On February 22, 2022, the Company completed a repricing of 11,638 outstanding service-based common stock options that was offered to all option holders. The repricing was based on a recently completed Board approved 409A valuation that determined the per share common stock fair value was $284.00 per share. All outstanding options that had an exercise price greater than this amount, and for which the option holder accepted the repricing, were modified on the date accepted by the option hold to have an exercise price equal to the fair value of $284.00. The repricing resulted in total incremental stock-based compensation cost to be recognized over the requisite service periods of $723,033. No other terms of the awards were modified.

Options exercised for partial recourse promissory notes

During the year ended December 31, 2022, the Company entered into partial recourse promissory note receivable agreements with certain executive and leadership employees of the Company for the exercise of common stock options and are secured by a pledge of the common stock acquired by each employee. These note agreements had nine-year terms and bear interest at the IRS mid-term Applicable Federal Rate in effect as of the date of issuance. During the year ended December 31, 2022, the Company issued notes totaling $1,345,334 for the exercise of 611,516 common stock options at an exercise price of $2.20 that included the early exercise of certain options prior to vesting. Given the long-term nature of the notes receivable, the amounts were recorded as a reduction to additional paid-in capital offsetting the corresponding increase to additional paid-in capital related to the stock options exercised. As cash payments are made on the loans from the employees additional paid-in capital will increase.

During the year ended December 31, 2023 there were $20,970 in cash payments made on the loans. During the year ended December 31, 2023, in connection with the termination of service of certain employees, the Company subsequently

repurchased 17,168 unvested shares of common stock through a reduction in the outstanding loan and interest amounts due of $37,769 at the fair value in effect at the time of $2.20. In connection with the Company's equity recapitalization on September 27, 2023, the Company effected a noncash repurchase of all remaining 413,990 outstanding shares pledged as collateral under the loans reducing the amount of the loans owed by $496,805 at the fair value in effect at the time of $1.20. The Company then forgave the remainder of the loan and outstanding accrued interest through June 30, 2023 totaling $753,549 such that no amounts remained outstanding. All the activity during the year ended December 31, 2023 results in a total noncash elimination of the loans outstanding of $1,288,122 reported as a supplemental disclosure on the statement of cash flows.

During the year ended December 31, 2022, in connection with the termination of service of certain employees, the Company subsequently repurchased 29,430 unvested shares of common stock through a reduction in the outstanding loan and interest amounts due of $64,746 at the fair value in effect at the time of $2.20. As of December 31, 2022, the Company had $1,280,588 remaining of notes receivable outstanding with additional accrued interest of $14,799. During the year ended December 31, 2022, there were no cash payments made on the loans.

Performance-based options

During the year ended December 31, 2021, the Company granted 22,984 performance-based options to purchase common stock to the Company's founders. The vesting of the awards is contingent upon the initial closing, and achieving a certain dollar amount raised, in a subsequent preferred stock financing round excluding the conversion of any outstanding indebtedness. These options were granted with an exercise price equal to the stock's fair market value at the date of grant of $309.00 and have contractual lives of 10 years. These options were subsequently repriced to $284.00 during the year ended December 31, 2022, based on the fair market value of the stock at the time of the repricing and revalued using the Black-Scholes option-pricing model. The inputs for the fair value of the option include the fair value of common stock on the date of grant and the exercise price of stock of $284.00, expected term of 10 years, expected volatility of 75%, a risk-free rate of 1.92%, and no expected dividend rate. As of December 31, 2023, the performance condition had not been met as a financing event is not deemed probable until it actually occurs. Therefore, as of December 31, 2023, there was $5,132,493 of total unrecognized compensation cost related to the unvested options. The performance condition had not been met as of the date these financial statements were available for issuance.

Warrants

The Company has issued warrants to purchase shares of both common stock and preferred stock. The common stock warrants are classified as equity and the preferred stock warrants are classified as a liability. Preferred stock warrants were determined to be liabilities as the underlying preferred shares have certain liquidation preferences in the event of a deemed liquidation event. The warrants generally expire within 10 years of issuance.

The Company had the following common stock warrant activity during the years ended December 31, 2023 and 2022:

	Number of warrants outstanding	**Weighted-average exercise price**
Balance, January 1, 2022	16,651	$ 0.09
Issued	24,525	2.20
Exercised	—	—
Balance, December 31, 2022	41,176	$ 2.40
Issued	2,804,355	0.01
Converted from X-1 warrants	1,958	6.85
Exercised	(10,204)	1.00
Balance, December 31, 2023	2,837,285	$ 0.10

During the year ended December 31, 2023, common stock warrants were issued as part of the term debt refinancing on September 29, 2023 as discussed in Note 5. During the year ended December 31, 2023, the value of the 2,804,355 warrant issued was immaterial. During the year ended December 31, 2022, 16,350 common stock warrants were issued as part of the prior term debt refinancing on November 10, 2021, and the associated value of that warrant was recorded during the

year ended December 31, 2021 with no further adjustment during the year ended December 31, 2022 as the common stock warrants are equity classified. During the year ended December 31, 2022, the Company issued an additional 8,175 common stock warrants to a separate investor as part of the same recapitalization and financing transaction. Based on the relative fair value of the preferred stock purchase, the common stock warrants resulted in an immaterial amount of additional paid-in capital expense allocated to the warrants.

Preferred stock warrants

During the year ended December 31, 2023, the Company issued a warrant for 457,778 shares of Series AA preferred stock for an exercise price of $0.01 in connection with the issuance of the Company's bridge loan debt facility on December 6, 2023 as discussed in Note 5, the value of which was immaterial. Preferred stock warrants are classified as liabilities on the Company's consolidated balance sheet and accordingly the fair value of the warrant liability was adjusted for changes in fair value at each measurement period, with the corresponding non-cash gain or loss recorded in earnings. As of both December 31, 2023 and 2022, the Company had a $0 liability. For the years ended December 31, 2023 and 2022, the Company recorded a net decrease in fair value (gain) of $0 and $544,201, respectively, in the consolidated statement of operations.

7. COMMITMENTS AND CONTINGENCIES

Loan commitments and related derivatives

The Company entered into IRLCs and forward loan sales commitments whereby the Company commits to lend a certain loan amount under a specified interest rate to the borrower. These commitments are accounted for as derivative instruments and are carried at fair value. See Note 3 for additional information on the Company's IRLCs and forward loan sales commitments.

Legal Proceedings

The Company is involved from time to time in litigation, claims, and proceedings. Periodically, the Company evaluates the status of each legal matter and assesses potential financial exposure. If the potential loss from any legal proceeding or litigation is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimable. The outcome of any proceeding is not determinable in advance. As a result, the assessment of a potential liability and the amount of accruals recorded are based only on the information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the legal proceeding or litigation and may revise its estimates. As of December 31, 2023 and 2022, no losses are considered probable or can be reasonably estimated. As of December 31, 2023 and 2022, a loss being incurred is considered remote.

Regulatory Compliance

If we fail to comply with laws and regulations or to obtain or maintain required licenses, our business and operations could be harmed. We are subject to stringent state and federal laws and regulations and to the scrutiny of state and federal government agencies as a licensed mortgage lender. Mortgage products are regulated at the state level by licensing authorities and administrative agencies, with additional oversight from the Consumer Financial Protection Bureau and other federal agencies. These laws generally regulate the manner in which lending and lending-related activities are marketed or made available, including advertising and other consumer disclosures, payments for services and record keeping requirements. As of December 31, 2023 and 2022, no losses from regulatory compliance are considered probable or can be reasonably estimated. As of December 31, 2023 and 2022, a loss being incurred is considered remote.

8. INCOME TAXES

The following table summarizes the components of the Company's provision for income taxes:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Current:		
U.S. Federal	$ —	$ —
State	10,693	11,707
Total current	10,693	11,707
Deferred:		
U.S. Federal	—	—
State	$ —	$ —
Total deferred	—	—
Total provision for income taxes	$ 10,693	$ 11,707

Deferred taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Deferred tax assets:		
Net operating loss carryforwards	$ 34,419,938	$ 28,926,436
Accrued compensation	—	160,233
Interest expense deduction carryforward	4,008,681	4,628,502
Stock compensation	928,137	669,096
R&D credit	1,261,570	1,231,923
Section 174 capitalized R&D expenses	884,293	—
Other	163,951	155,224
Gross deferred tax assets	41,666,570	35,771,414
Less valuation allowance	(41,520,572)	(35,232,244)
Net deferred tax assets	145,998	539,170
Deferred tax liabilities:		
Depreciation and amortization	(15,138)	(407,594)
Prepaid expenses	(130,860)	(131,576)
Net deferred tax liabilities	(145,998)	(539,170)
Net deferred tax assets (liabilities)	$ —	$ —

A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized in a particular tax jurisdiction. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is

needed for some portion or all of a deferred tax asset. Due to the losses the Company generated in the current and prior years the Company believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its net deferred tax assets as of December 31, 2023 and 2022.

As of December 31, 2023 the Company had net operating loss carryforwards for federal income tax purposes of $140,458,801, of which $1,043,045 will expire in the year 2036 and $5,527,732 will expire in the year 2037. The remaining balance of $133,888,024 can be carried forward indefinitely. The Company also has state net operating loss carryforwards of approximately $118,861,290 which expire beginning in the year 2036.

The Company had general business credits for federal and state purposes of approximately $1,517,301 and $360,685, respectively, which will expire beginning in 2037, if not utilized.

Current tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an ownership change, as defined by the Internal Revenue Code. Such an event may limit the Company's ability to utilize its net operating losses and credit carryforwards.

Unrecognized tax benefits

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits:

	Year Ended December 31,	
	2023	**2022**
Balance at the beginning of the year	$ 3,008,465	$ 3,995,424
Increase (decrease) related to prior year tax positions	13,352	(1,157,984)
Increase related to current year tax positions	(819)	171,025
Balance at the end of the year	$ 3,020,998	$ 3,008,465

Unrecognized tax benefits, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes. However, no income tax benefit would be realized due to the company's valuation allowance position. The Company does not anticipate any significant change in its uncertain tax positions within 12 months of this reporting date.

The Company is subject to taxation in the United States and various states. Because of net operating loss and research credit carryovers, substantially all of the Company’s tax years remain open to examination.

The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s consolidated balance sheets. To date, the Company has not recognized any interest and penalties in its consolidated statement of operations, nor has it accrued for or made payments for interest and penalties. The Company is subject to income tax in the U.S. and in various states. Due to the history of net operating losses, the Company is subject to U.S. federal, state and local examinations by tax authorities for all years since incorporation but as of December 31, 2023 is not currently under any audits.

9. RELATED PARTY TRANSACTIONS

The Company and its subsidiaries engage in transactions in the normal course of business that are eliminated in consolidation.

During the year ended December 31, 2022, the Company entered into partial recourse promissory note receivable agreements with certain executive and leadership employees of the Company for the exercise of common stock options and are secured by a pledge of the common stock acquired by each employee. During the year ended December 31, 2023, these loans were ultimately eliminated. Refer to Note 6 for further detail.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 1, 2024, the date the financial statements were available to be issued.

On February 15, 2024, as the Company continued to raise funding for the Series AA shares, the Company filed an updated certification of incorporation that authorized the Company to issue 350,077,466 common shares and 618,083,810 preferred shares (277,164,225 of Series AA and 340,919,585 of Series AA-1). In February 2024, the Company issued an additional 3,337,188 shares for $300,000. The Company is continuing to raise funding through the issuance of Series AA shares through the date these financial statements are available to be issued.

In March 2024, the Company completed the transition away from its forward mortgage origination business relating to providing customers with a mortgage loan on the purchase of their new home. The Company continues to focus solely on its bridge loan product on the customer’s existing home, and works strategically with other lending partners who originate the forward mortgage for the customer’s new home. As part of completing this transition the Company closed its $5,000,000 forward mortgage loan only warehouse facility without penalty and $250,000 on deposit with the facility provider was returned to the Company.

In April 2024, the Company increased the sub-limit on its bridge loan warehouse facility from $15,000,000 to $25,000,000. The overall facility capacity remained at $25,000,000 and there were no other changes to the facility terms.